Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Six Months Ended June 30, 2026

HAMILTON, Bermuda, July 29, 2026 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three and six months ended June 30, 2026.

Highlights and Recent Activity

●	Reported net income attributable to common stockholders of $60.5 million for the three months ended June 30, 2026, or $1.48 earnings per basic and diluted share, compared to net income attributable to common stockholders of $9.0 million, or $0.22 earnings per basic and diluted share for the three months ended June 30, 2025. We reported Adjusted earnings of $48.3 million for the three months ended June 30, 2026, or $1.18 Adjusted earnings per basic and diluted share, compared to Adjusted earnings of $9.0 million for the three months ended June 30, 2025, or $0.22 Adjusted earnings per basic and diluted share. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section with the main driver of the variance being the gain on the sale of the Ardmore Engineer of $12.2 million).
●	Reported net income attributable to common stockholders of $84.1 million for the six months ended June 30, 2026, or $2.06 earnings per basic share and $2.05 earnings per diluted share, compared to net income attributable to common stockholders of $14.6 million, or $0.36 earnings per basic and diluted share for the six months ended June 30, 2025. We reported Adjusted earnings of $71.9 million for the six months ended June 30, 2026 or $1.76 Adjusted earnings per basic and diluted share, compared to Adjusted earnings of $14.6 million, or $0.36 Adjusted earnings per basic and diluted share for the six months ended June 30, 2025. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section with the main driver of the variance being the gain on the sale of the Ardmore Engineer of $12.2 million).
●	MR tankers earned an average spot TCE rate of $51,870 per day for the three months ended June 30, 2026. Chemical tankers earned an average spot TCE rate of $26,887 per day for the three months ended June 30, 2026. Based on approximately 45% of total revenue days currently fixed for the third quarter of 2026, the average spot TCE rate is approximately $29,600 per day for MR tankers; based on approximately 50% of revenue days fixed for the third quarter of 2026, the average spot TCE rate for chemical tankers is approximately $25,000 per day.
●	As previously announced, the Company exercised its options for two additional 40,500 dwt Handysize product/chemical tankers to be built at Wuhu Shipyard, thereby expanding the original order placed in April 2026 to four vessels in total on the same terms. The deliveries of these four vessels are scheduled from late 2028 and onwards. In addition, the Company has also secured two additional options at similar terms.
●	Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to two-thirds of Adjusted earnings, the Board of Directors declared a cash dividend on July 29, 2026, of $0.79 per common share for the quarter ended June 30, 2026. The dividend will be paid on September 15, 2026, to all shareholders of record on August 28, 2026.
●	The Company completed the previously announced sale of the 2014-built Ardmore Engineer for $35.5 million. The vessel was delivered to the buyer in June 2026.

Gernot Ruppelt, the Company’s Chief Executive Officer, commented:

“Ardmore delivered strong second quarter performance, and current TCE bookings remain well above seasonal norms. Market conditions remain positive, driven by long-term fundamentals and amplified by more immediate market forces. Strong refining margins, trade displacement, and a heightened emphasis on energy security have continued to provide a favorable backdrop for tanker freight.

Ardmore continues to return capital to shareholders while executing on targeted and measured growth. Accordingly, we are declaring a dividend of $0.79 per share, and have exercised our option for two additional Handysize product/chemical tankers, bringing our total newbuilding order to four vessels.

With our global platform, strong balance sheet and low cash breakeven, Ardmore is well-positioned to continue capitalizing on market opportunities while delivering on our long-term strategy.”

Second Quarter 2026 Highlights and Recent Developments

Fleet

Fleet Operations and Employment

As of June 30, 2026, the Company had 25 vessels in operation (including one chartered-in vessel), consisting of 19 MR tankers (18 owned Eco-Design and one chartered-in Eco-Mod) ranging in size from 45,000 deadweight tons (“dwt”) to 50,200 dwt and six owned Eco-Design IMO 2 product/chemical tankers ranging in size from 25,000 dwt to 37,800 dwt.

MR Tankers (IMO 2/3: 45,000 – 50,200 dwt)

Below is a summary of the average daily MR Tanker spot TCE rates earned during the second quarter of 2026 and rates thus far in the third quarter of 2026, together with the corresponding percentage of currently fixed total revenue days for the third quarter:

	2Q 2026 Average Daily TCE	3Q 2026 As of July 29, 2026
		TCE	% Fixed
Spot MR Tankers	$51,870	$29,600	45%

Product / Chemical Tankers (IMO 2: 25,000 – 37,800 dwt)

Below is a summary of the average daily Chemical Tanker spot TCE rates earned during the second quarter of 2026 and rates thus far in the third quarter of 2026, together with the corresponding percentage of currently fixed total revenue days for the third quarter:

	2Q 2026 Average Daily TCE	3Q 2026 As of July 29, 2026
		TCE	% Fixed
Spot Chemical Tankers	$26,887	$25,000	50%

Drydocking

The Company does not currently have any scheduled statutory drydocking days in the third quarter of 2026.

Newbuildings

As previously announced, in June 2026, the Company exercised its options for two additional 40,500 dwt Handysize product/chemical tankers to be built at Wuhu Shipyard, thereby expanding the original order placed in April 2026 to four vessels in total on the same terms. The deliveries of these four vessels are scheduled from late 2028 and onwards. In addition, the Company has also secured two additional options at similar terms.

In the third quarter 2026, the Company paid $18.4 million as installments for two of the newbuildings. The table below summarizes the estimated remaining installment payments for the four vessels under construction as of July 29, 2026(1).

	Amount	Number of vessels expected to be delivered
In millions of U.S. Dollars
2026 (Balance of the year)	$18.4
2027	9.2
2028	64.2	1
2029	73.4	3
	$165.2	4

(1) The installment payments are estimates only and are subject to change as construction progresses.

Dividend on Common Shares

Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to two-thirds of Adjusted earnings, as calculated for dividends (see “Adjusted earnings (for purposes of dividend calculations)” in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on July 29, 2026 of $0.79 per common share for the quarter ended June 30, 2026. The dividend will be paid on September 15, 2026, to all shareholders of record on August 28, 2026.

Vessel Sale

We completed the previously announced sale of the 2014-built Ardmore Engineer for $35.5 million. The vessel was delivered to the buyer in June 2026.

Geopolitical Conflicts

Geopolitical tensions cause volatility in the market. The ongoing conflict in the Middle East has significantly disrupted shipping transits via the Strait of Hormuz, a major oil and gas trade route. This increases security concerns and uncertainty. Ardmore has not had any vessels in the Strait of Hormuz since the commencement of hostilities, and management is continuing to monitor developments. In addition, the conflict in Ukraine has significantly increased tanker demand and rates by reordering global oil trading patterns. Changes in or resolution of these conflicts may lead to a reversal of these trading patterns or other effects that could significantly decrease tanker demand and rates.

Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea. As a result of these attacks, many shipping companies have routed their vessels away from transiting the Red Sea, which has affected trading patterns, rates, and expenses. Although these vessel attacks have decreased since early 2025, Houthi activity levels are elevated. The U.S. military operation in Venezuela, including the U.S.’ seizures of certain sanctioned oil tankers calling on Venezuelan ports in late 2025 and early 2026, has similarly added uncertainty in that region.

Further escalation or expansion of international hostilities could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for our services, and our business, results of operations, financial condition, and cash flows.

Geopolitical and Economic Uncertainty

Governments continue to take actions to implement new or increased tariffs on foreign imports and port fees. These activities have resulted in tariffs being levied on various goods and commodities, which may trigger an escalation of trade wars. These actions have been disruptive to global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including the risk of economic recessions. As a result of the rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Results for the Three Months Ended June 30, 2026 and 2025

The Company reported net income attributable to common stockholders of $60.5 million for the three months ended June 30, 2026, or $1.48 earnings per basic and diluted share, as compared to net income attributable to common stockholders of $9.0 million, or $0.22 earnings per basic and diluted share for the three months ended June 30, 2025.

Results for the Six Months Ended June 30, 2026 and 2025

The Company reported net income attributable to common stockholders of $84.1 million for the six months ended June 30, 2026, or $2.06 earnings per basic share and $2.05 per diluted share, as compared to net income attributable to common stockholders of $14.6 million, or $0.36 earnings per basic and diluted share for the six months ended June 30, 2025.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended June 30, 2026 and 2025

Revenue. Revenue for the three months ended June 30, 2026 was $116.2 million, an increase of $44.2 million from $72.0 million for the three months ended June 30, 2025. The Company’s average number of operating vessels was 25.9 for the three months ended June 30, 2026, compared to 26.0 for the three months ended June 30, 2025.

The Company had 1,696 spot revenue days for the three months ended June 30, 2026, compared to 1,975 for the three months ended June 30, 2025. The Company had 19 vessels employed directly in the spot market as of June 30, 2026, as compared to 23 vessels as of June 30, 2025. In addition, the Company had five product tankers and one chemical tanker employed under time charters as of June 30, 2026, compared to three product tankers and no chemical tankers as of June 30, 2025. Revenue days derived from time charters increased to 592 for the three months ended June 30, 2026, from 218 for the three months ended June 30, 2025.

The increase in revenue was primarily driven by higher spot charter rates, which increased revenue by $45.1 million. This was partially offset by a reduction in spot revenue days, which decreased revenue by $9.5 million. Increased employment of vessels under time charters resulted in a further $8.6 million increase in revenue. Together, these factors resulted in a net increase in revenue of $44.2 million for the three months ended June 30, 2026.

Voyage Expenses. Voyage expenses were $29.8 million for the three months ended June 30, 2026, an increase of $4.6 million from $25.2 million for the three months ended June 30, 2025. The increase was primarily driven by higher bunker prices.

TCE Rate. The average TCE rate for the Company’s fleet was $38,073 per day for the three months ended June 30, 2026, an increase of $15,605 per day from $22,468 per day for the three months ended June 30, 2025. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $19.0 million for the three months ended June 30, 2026, an increase of $3.6 million from $15.4 million for the three months ended June 30, 2025. The increase is due to the addition of three vessels to the Ardmore fleet during the third quarter of 2025 and the timing of vessel operating expenses between quarters. Vessel operating expenses can be prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expenses were $1.0 million for the three months ended June 30, 2026, a decrease of $4.7 million from $5.7 million for the three months ended June 30, 2025. This reduction is a result of the Company having one chartered-in vessel during the three months ended June 30, 2026, compared to four during the three months ended June 30, 2025. Total charter hire expenses in the second quarter of 2026 were comprised of an operating expense component of $0.5 million and a vessel lease expense component of $0.5 million (June 30, 2025: $3.0 million and $2.7 million, respectively).

Depreciation. Depreciation expense for the three months ended June 30, 2026 was $9.1 million, an increase of $1.2 million from $7.9 million for the three months ended June 30, 2025. This increase is primarily attributable to the addition of three vessels to the Ardmore fleet during the third quarter of 2025, partially offset by the sale of the Ardmore Engineer, which was classified as held for sale in March 2026 and sold in June 2026.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended June 30, 2026 was $1.7 million, a rise of $0.4 million from $1.3 million for the three months ended June 30, 2025 due to increased drydocking related costs compared to the three months ended June 30, 2025. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate general and administrative expenses for the three months ended June 30, 2026 were $4.6 million, generally consistent with $4.8 million for the three months ended June 30, 2025.

General and Administrative Expenses: Commercial and Chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended June 30, 2026 were $1.1 million, generally consistent with $1.3 million for the three months ended June 30, 2025.

Gain on vessel sold. Gain on vessel sold for the three months ended June 30, 2026, was $12.2 million, compared to $0.0 million for the three months ended June 30, 2025. This relates to the sale of the Ardmore Engineer in June 2026.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended June 30, 2026 were $1.7 million, an increase of $0.7 million from $1.0 million for the three months ended June 30, 2025. The increase was primarily due to drawdowns on the Company’s revolving credit facilities to finance the purchase of three MR tankers during the third quarter of 2025. In addition, amortization of deferred finance fees for the three months ended June 30, 2026 was $0.2 million, generally consistent with $0.3 million for the three months ended June 30, 2025.

Liquidity

As of June 30, 2026, the Company had $342.1 million in liquidity available, with cash and cash equivalents of $48.1 million (December 31, 2025: $46.8 million) and amounts available and undrawn under its revolving credit facilities of $294.0 million (December 31, 2025: $225.4 million).

Conference Call

The Company plans to host a conference call on July 29, 2026, at 10:00 a.m. Eastern Time to discuss its financial results for the quarter ended June 30, 2026. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or +1-646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through August 5, 2026 at 888-660-6345 or 646-517-4150. Enter the passcode 94353 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore delivers energy, mobility, and essential commodities, supporting global trade through the transportation of refined products, chemicals and other liquid goods. Operating as a fully integrated shipping company, all core commercial, technical, operational, and corporate functions are conducted within the Ardmore public company structure. Through its global platform, Ardmore maintains direct control over asset management, operations, and commercial execution, promoting consistent standards, efficiency, and accountability across the fleet.

Ardmore’s core strategy is centered on the continued development and operation of a modern, high-quality fleet of product and chemical tankers, while continually evolving and innovating across the business to position the Company optimally for the future, leveraging its fully integrated model to build long-term customer relationships and maintain a sharp focus on cost, safety, and performance optimization.

Ardmore provides its services through voyage and time charter arrangements, delivering reliable and efficient transportation services to its first-class customer base — all guided and coordinated by our team members at sea and ashore.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	48,138	46,845
Receivables, net of allowance for bad debts of $1.3 million (2025: $1.3 million)	55,028	47,537
Prepaid expenses and other assets	4,757	3,687
Advances and deposits	2,297	4,869
Inventories	13,966	8,912
Total current assets	124,186	111,850

Non-current assets
Investments and other assets, net	4,918	4,983
Vessels and vessel equipment, net	599,435	638,123
Deferred drydock expenditures, net	22,516	27,068
Advances for vessel equipment	481	—
Deferred finance fees, net	4,479	4,920
Operating lease, right-of-use asset	1,545	1,780
Total non-current assets	633,374	676,874

TOTAL ASSETS	757,560	788,724

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	5,519	5,066
Accrued expenses and other liabilities	12,965	18,585
Deferred revenue	3,810	1,598
Current portion of operating lease obligations	502	598
Total current liabilities	22,796	25,847

Non-current liabilities
Non-current portion of long-term debt	33,381	127,000
Non-current portion of operating lease obligations	1,097	1,272
Other non-current liabilities	268	268
Total non-current liabilities	34,746	128,540

TOTAL LIABILITIES	57,542	154,387

Stockholders’ equity
Common stock	444	443
Additional paid in capital	479,779	478,619
Treasury stock	(33,524)	(33,524)
Retained earnings	253,319	188,799
Total stockholders’ equity	700,018	634,337

TOTAL LIABILITIES AND EQUITY	757,560	788,724

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
In thousands of U.S. Dollars except per share and share data	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenue, net	116,214	72,046	204,130	146,042

Voyage expenses	(29,831)	(25,177)	(55,757)	(56,209)
Vessel operating expenses	(18,950)	(15,424)	(36,758)	(30,620)
Time charter-in
Operating expense component	(533)	(2,984)	(1,029)	(6,023)
Vessel lease expense component	(491)	(2,745)	(947)	(5,541)
Depreciation	(9,135)	(7,900)	(18,518)	(15,553)
Amortization of deferred drydock expenditures	(1,728)	(1,255)	(3,573)	(2,178)
General and administrative expenses
Corporate	(4,638)	(4,831)	(9,822)	(9,780)
Commercial and chartering	(1,126)	(1,252)	(2,359)	(2,489)
Interest expense and finance costs	(1,739)	(1,043)	(3,828)	(1,978)
Interest income	286	306	480	414
Gain on vessel sold	12,201	—	12,201	—

Income before taxes and equity method investments	60,530	9,741	84,220	16,085

Income tax	(10)	(39)	(66)	(65)
Loss from equity method investments	(5)	(103)	(55)	(167)

Net Income	60,515	9,599	84,099	15,853

Preferred dividends	—	(636)	—	(1,265)

Net Income attributable to common stockholders	60,515	8,963	84,099	14,588

Earnings per share, basic	1.48	0.22	2.06	0.36
Earnings per share, diluted	1.48	0.22	2.05	0.36

Adjusted earnings (1)	48,314	8,963	71,898	14,588
Adjusted earnings per share, basic	1.18	0.22	1.76	0.36
Adjusted earnings per share, diluted	1.18	0.22	1.76	0.36

Weighted average number of shares outstanding, basic	40,806,758	40,630,651	40,780,012	40,551,803
Weighted average number of shares outstanding, diluted	40,964,534	40,689,775	40,934,360	40,665,703

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended
In thousands of U.S. Dollars	June 30, 2026	June 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	84,099	15,853
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,518	15,553
Amortization of deferred drydock expenditures	3,573	2,178
Share-based compensation	1,161	1,288
Gain on vessel sold	(12,201)	—
Amortization of deferred finance fees	442	541
Operating lease ROU - lease liability, net	(36)	294
Loss from equity method investments	55	167
Deferred drydock payments	(2,538)	(5,477)
Changes in operating assets and liabilities:
Receivables	(7,490)	8,084
Prepaid expenses and other assets	(1,071)	(476)
Advances and deposits	2,572	(2)
Inventories	(5,054)	1,311
Accounts payable	453	(1,230)
Accrued expenses and other liabilities	(2,526)	(2,644)
Deferred revenue	2,212	2,050
Net cash provided by operating activities	82,169	37,490

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels, net	35,145	—
Payments for acquisition of vessels and vessel equipment, including deposits	(2,247)	(14,593)
Advances for vessel equipment	(481)	—
Payments for other non-current assets	(95)	(70)
Net cash provided by / (used in) investing activities	32,322	(14,663)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities, net	6,359	50,000
Repayments on revolving facilities	(99,978)	(63,796)
Payment of common share dividends	(19,579)	(5,268)
Payment of preferred share dividends	—	(1,272)
Net cash (used in) financing activities	(113,198)	(20,336)

Net increase in cash and cash equivalents	1,293	2,491

Cash and cash equivalents at the beginning of the year	46,845	46,988

Cash and cash equivalents at the end of the period	48,138	49,479

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA(1)	60,645	19,633	97,458	35,380
Adjusted EBITDAR(1)	61,136	22,378	98,405	40,921

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	51,870	23,441	41,868	22,410

Fleet TCE per day(2)	38,073	22,468	33,273	21,521

Fleet operating expenses per day(3)	7,450	7,018	7,328	6,998
Technical management fees per day(4)	541	527	533	530
	7,991	7,545	7,861	7,528

MR Tankers Spot TCE per day(2)	51,870	23,441	41,868	22,410
Vessel operating expenses per day(5)	8,150	7,634	8,017	7,634

Chemical Tankers Spot TCE per day(2)	26,887	20,409	24,985	18,406
Vessel operating expenses per day(5)	7,491	7,309	7,370	7,247

FLEET
Average number of operating vessels	25.9	26.0	25.9	26.0

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge-to-discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures, which were expensed during the period.
(4)	Technical management fees consist of payments to Anglo Ardmore Ship Management Limited, a joint venture entity of which we own 50%.
(5)	Vessel operating expenses per day include technical management fees.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e., EBITDAR) and Adjusted EBITDAR

EBITDAR is defined as EBITDA (i.e., earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended June 30, 2026, the Company recognized total charter hire expense of $1.0 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $0.5 million in respect of the right to use the leased assets (i.e., vessel lease expense component), and (ii) $0.5 million in respect of the costs of operating the vessels (i.e., operating expense component). Under U.S. GAAP, the expense related to the right to use the leased assets (i.e., capital component) is treated as an operating item on the Company’s consolidated statement of operations, and is not added back in its calculation of EBITDA. The treatment of operating lease expenses differs under U.S. GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in Ardmore’s industry report under IFRS; the Company therefore uses EBITDAR and Adjusted EBITDAR as tools to compare its valuation with the valuation of these other companies in its industry. The Company does not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity. The Company presents below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to the Company’s in-chartering of vessels that is necessary to operate its business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels, gain on extinguishment, unrealized gains/(losses) on derivatives and profit/(loss) on equity method investments. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted earnings represents the Company’s Adjusted earnings for the quarter ended June 30, 2026, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
In thousands of U.S. Dollars
Net income	60,515	9,599	84,099	15,853
Interest income	(286)	(306)	(480)	(414)
Interest expense and finance costs	1,739	1,043	3,828	1,978
Income tax	10	39	66	65
Depreciation	9,135	7,900	18,518	15,553
Amortization of deferred drydock expenditures	1,728	1,255	3,573	2,178
EBITDA	72,841	19,530	109,604	35,213
Gain on vessel sold	(12,201)	—	(12,201)	—
Loss from equity method investments	5	103	55	167
ADJUSTED EBITDA	60,645	19,633	97,458	35,380
Plus: Vessel lease expense component	491	2,745	947	5,541
ADJUSTED EBITDAR	61,136	22,378	98,405	40,921

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	60,515	8,963	84,099	14,588
Gain on vessel sold	(12,201)	—	(12,201)	—
Adjusted earnings	48,314	8,963	71,898	14,588

Adjusted earnings per share, basic	1.18	0.22	1.76	0.36
Adjusted earnings per share, diluted	1.18	0.22	1.76	0.36

Weighted average number of shares outstanding, basic	40,806,758	40,630,651	40,780,012	40,551,803
Weighted average number of shares outstanding, diluted	40,964,534	40,689,775	40,934,360	40,665,703

Adjusted earnings for purposes of dividend calculation

			Three Months Ended
			June 30, 2026
In thousands of U.S. Dollars except per share data
Adjusted earnings			48,314
Unrealized gains			—
Adjusted earnings for purposes of dividend calculation			48,314

Dividend to be paid			32,273
Dividend Per Share (DPS)			0.79

Number of shares outstanding as of July 29, 2026			40,851,870

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings and financial position; the Company’s future strategic priorities; fleet expansion and vessel and business acquisitions and divestitures, and the timing and pricing thereof; global and regional economic and political conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; the potential effects of tariffs, and other foreign policy activities, including sanctions, embargoes, and import and export restrictions on global markets, the shipping industry and the Company’s operations; the potential effect of geopolitical conflicts, including the Russia-Ukraine conflict, the ongoing conflict in the Middle East, attacks against vessels in the Red Sea area, disruptions in the Strait of Hormuz and U.S. military activity in Venezuela on the shipping industry and the Company; expected drydocking days, and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts and developments, including, among others, future developments relating to the Russia-Ukraine conflict (including related sanctions and import bans), the conflict in the Middle East and U.S. military activity in Venezuela; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political and trade conditions; potential disruption of shipping routes due to accidents, piracy or other events; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements; the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the third quarter of 2026 in the spot market; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2025, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
IGB Group	IGB Group
32 Broadway, Suite 1314	32 Broadway, Suite 1314
New York, NY 10004	New York, NY 10004
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com